UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   January 26, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------


                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Hilton Resources Ltd. for the six months ended November 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                  NOVEMBER 30,        MAY 31,
                                                      2004             2004
                                                        $                $
                                     ASSETS

CURRENT ASSETS

Cash                                                   182,208          528,040
Amounts receivable                                      73,676           30,289
Prepaid expenses and deposits                            9,339            8,959
                                                  ------------     ------------
                                                       265,223          567,288

CAPITAL ASSETS                                          17,997           19,467

UNPROVEN MINERAL INTERESTS (Note 3)                    492,242          220,582

OTHER ASSETS (Note 4)                                    7,650           65,591
                                                  ------------     ------------
                                                       783,112          872,928
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                29,424           16,356
                                                  ------------     ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                              70,605,484       70,593,713

CONTRIBUTED SURPLUS                                    214,429          154,000

DEFICIT                                            (70,066,225)     (69,891,141)
                                                  ------------     ------------
                                                       753,688          856,572
                                                  ------------     ------------
                                                       783,112          872,928
                                                  ============     ============

NATURE OF OPERATIONS (Note 1)


APPROVED BY THE BOARD

/s/ ANDREW CARTER    , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------





          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2004             2003             2004             2003
                                                        $                $                $                $

EXPENSES

Accounting and administration                           22,500           26,915           38,300           52,456
Depreciation                                               835                -            1,670                -
Investor relations                                       9,000                -           18,000                -
Legal                                                    6,773            3,458           10,317            7,825
Office                                                   3,756            5,183            5,584            9,377
Professional fees                                        6,482            3,561            7,232           36,539
Regulatory                                               4,538            6,325            5,263            6,996
Rent                                                         -                -                -            1,769
Shareholder costs                                        3,558            7,883            3,558            7,883
Stock-based compensation                                64,700                -           64,700                -
Transfer agent                                           5,801            5,288            6,650            7,536
Travel                                                   1,477            4,821            3,839            7,821
                                                  ------------     ------------     ------------     ------------
                                                       129,420           63,434          165,113          138,202
                                                  ------------     ------------    -------------     ------------
LOSS BEFORE OTHER ITEMS                               (129,420)         (63,434)        (165,113)        (138,202)
                                                  ------------     ------------    -------------     ------------

OTHER ITEMS

Interest and other income                                  958           11,608            6,838           15,337
Interest expense on debentures                               -          (90,878)               -         (183,870)
Foreign exchange                                       (20,992)         (27,935)         (16,809)         (22,783)
Recoveries of expenses previously recorded
    in prior year-end                                        -           24,381                -           24,381
                                                  ------------     ------------    -------------     ------------
                                                       (20,034)         (82,824)          (9,971)        (166,935)
                                                  ------------     ------------    -------------     ------------

NET LOSS FOR THE PERIOD                               (149,454)        (146,258)        (175,084)        (305,137)

DEFICIT - BEGINNING OF PERIOD                      (69,916,771)     (69,467,625)     (69,891,141)     (69,308,746)
                                                  ------------     ------------    -------------     ------------
DEFICIT - END OF PERIOD                            (70,066,225)     (69,613,883)     (70,066,225)     (69,613,883)
                                                  ============     ============     ============     ============


BASIC AND DILUTED LOSS PER SHARE                        $(0.01)          $(0.03)          $(0.01)          $(0.06)
                                                  ============     ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                       18,540,032        5,705,654       18,538,688        5,289,024
                                                  ============     ============    =============   ==============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2004             2003             2004             2003
                                                        $                $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (149,454)        (146,258)        (175,084)        (305,137)
Adjustment for items not involving cash
     Depreciation                                          835                -            1,670                -
     Stock-based compensation                           64,700                -           64,700                -
     Amortization of deferred financing charges              -           10,480                -           20,960
     Accretion of liability component of debentures          -           36,855                -           73,710
     Interest expense settled through
         issuance of shares                                  -                -                -           45,657
     Other                                                   -           23,352           (5,880)          15,352
                                                  ------------     ------------     ------------     ------------
                                                       (83,919)         (75,571)        (114,594)        (149,458)

(Increase) decrease in amounts receivable               (8,200)          (7,116)         (43,387)          (6,508)
(Increase) decrease in prepaid expenses
     and deposits                                          982           15,782             (380)          32,174
Increase (decrease) in accounts payable
     and accrued liabilities                              (140)          11,063           13,068            6,017
                                                  ------------     ------------     ------------     ------------
                                                       (91,277)         (55,842)        (145,293)        (117,775)
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                7,500          403,000            7,500          403,000
Share issue costs                                            -           (8,899)               -           (8,899)
                                                  ------------     ------------     ------------     ------------
                                                         7,500          394,101            7,500          394,101
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Expenditures on capital assets                               -                -             (200)               -
Expenditures on unproven mineral interests             (78,560)         (46,388)        (214,439)         (46,388)
Proceeds from sale of investment                             -            9,845            6,600            9,845
                                                  ------------     ------------     ------------     ------------
                                                       (78,560)         (36,543)        (208,039)         (36,543)
                                                  ------------     ------------     ------------     ------------
INCREASE (DECREASE) IN CASH                           (162,337)         301,716         (345,832)         239,783
     FOR THE PERIOD

CASH - BEGINNING OF PERIOD                             344,545           85,175          528,040          147,108
                                                  ------------     ------------     ------------     ------------
CASH - END OF PERIOD                                   182,208          386,891          182,208          386,891
                                                  ============     ============     ============     ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 8

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
          INTERIM CONSOLIDATED STATEMENT OF UNPROVEN MINERAL INTERESTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)




                                                                         $

BALANCE - BEGINNING OF PERIOD                                           220,582
                                                                   ------------
EXPLORATION COSTS DURING THE PERIOD

     Access road construction                                            35,345
     Assays                                                               3,202
     Drilling deposit                                                    60,302
     Environmental                                                        7,504
     Field labour                                                        22,575
     Geological                                                          71,640
     Geophysics                                                              56
     Mining rights                                                       11,758
     Office                                                              17,032
     Other                                                                2,671
     Supplies                                                            16,245
     Travel                                                               8,355
     Vehicles                                                             1,745
                                                                   ------------
                                                                        258,430
                                                                   ------------
ACQUISITION COSTS DURING THE PERIOD                                      13,230
                                                                   ------------
BALANCE - END OF PERIOD                                                 492,242
                                                                   ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its unproven mineral interests in Mexico. The Company presently has no proven or probable reserves  and on the  basis  of  information  to  date,  it has not yet
         determined   whether  these  mineral  interests  contain   economically
         recoverable ore reserves. The amounts shown as unproven mineral interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at November 30, 2004, the Company had working capital of $235,799. The Company will require additional equity financing to pursue the exploration of its unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2005 fiscal year through a combination of the sale of equity securities through private placements and the exercises of warrants and stock options. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by joint venturing or selling its unproven mineral interests and otherwise scaling back operations. If the Company were unable to generate the required unproven mineral interests, its ability to meet its obligations and to continue its operations would be adversely affected. See also Note 9.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V., which was incorporated on April 29, 2004, to pursue its Mexican mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


3.       UNPROVEN MINERAL INTERESTS


                                           NOVEMBER 30, 2004                            MAY 31, 2004
                                -----------------------------------------    ----------------------------------------
                                ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                   COSTS          COSTS          TOTAL          COSTS          COSTS         TOTAL
                                     $              $              $              $              $             $


         El Nayar Project         117,201        375,041        492,242        103,971        116,611       220,582
                                ===========    ===========    ===========    ===========    ===========    ===========


         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation which is at arm's length to the Company, whereby the Company can acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company may earn an initial 60% interest, upon TSX Venture Exchange approval ("Approval Date"), in consideration of making option payments to the optionor totaling US $50,000 (paid) and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures over a three year period. Payouts for land holding costs and underlying option payments to the concession holder will be included as part of the expenditure commitment for the Company's earn-in.

         Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.


4.       OTHER ASSETS

                                                  NOVEMBER 30,        MAY 31,
                                                      2004             2004
                                                        $                $

         Investment                                      7,650            8,370
         Drilling advance                                    -           57,221
                                                  ------------     ------------
                                                         7,650           65,591
                                                  ============     ============

         As at November 30, 2004, the Company held 85,000 common shares of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the six months ended November 30, 2004, the Company sold 8,000 shares for $6,600, realizing a gain of $5,880. As at November 30, 2004 the 85,000 shares of Halo had a quoted market value of $87,550.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


5.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value

        Issued:                                          SIX MONTHS ENDED                    YEAR ENDED
                                                        NOVEMBER 30, 2004                   MAY 31, 2004
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                $

         Balance, beginning of period               18,537,355       70,593,713        4,876,921       67,568,135
                                                  ------------     ------------     ------------     ------------
         Issued during the period
         For cash
              Private placements                             -                -        6,130,000          865,750
              Exercise of warrants                           -                -          490,000           68,600
              Exercise of options                       30,000            7,500                -                -
         Reallocation from contributed surplus
              relating to the exercise of stock
                 options                                     -            4,271                -                -
         Retirement of debentures                            -                -        6,233,843        2,041,932
         Debenture interest                                  -                -          640,366           65,371
         Finders fee                                         -                -          166,225           16,623
                                                  ------------     ------------     -----------      ------------
                                                        30,000           11,771       13,660,434        3,058,276
              Less:  share issue costs                       -                -                -          (32,698)
                                                  ------------     ------------     ------------     ------------
                                                        30,000           11,771       13,660,434        3,025,578
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                     18,567,355       70,605,484       18,537,355       70,593,713
                                                  ============     ============     ============     ============

         (a)      Stock Options

                  During the six months ended November 30, 2004, the Company granted 820,000 stock options to employees, directors and consultants and recorded compensation expense of $64,700.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended November 30, 2004:


                        Risk-free interest rate               1.23%
                        Estimated volatility                  147%
                        Expected life                      1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.09 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


5.       SHARE CAPITAL (continued)

                  A summary of the Company's outstanding stock options at November 30, 2004, and the changes for the six months ended November 30, 2004, is presented below:
                                                                     WEIGHTED
                                                     OPTIONS          AVERAGE
                                                   OUTSTANDING    EXERCISE PRICE
                                                                         $

                  Balance, beginning of period         700,000         0.25
                  Granted                              820,000         0.10
                  Exercised                            (30,000)        0.25
                                                  ------------
                  Balance, end of period             1,490,000         0.17
                                                  ============

                  The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:


                     NUMBER         NUMBER
                   OF OPTIONS     OF OPTIONS     EXERCISE
                  OUTSTANDING    EXERCISABLE      PRICE     EXPIRY DATE
                                                    $
                      670,000        670,000       0.25     February 18, 2007
                      760,000        741,250       0.10     September 03, 2007
                       60,000         60,000       0.10     October 04, 2007
                  -----------    -----------
                    1,490,000      1,471,250
                  ===========    ===========

         (b) As at November 30, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,740,000 shares. The warrants expire at various times until 2006 and may be exercised at prices ranging from $0.14 per share to $0.31 per share.

                  Details of warrants outstanding are as follows:

                                                     NUMBER
                                                   OF WARRANTS

                  Balance, beginning of period       5,823,650
                  Expired                              (83,650)
                                                  ------------
                  Balance, end of period             5,740,000
                                                  ============

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


6.       RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2004, the Company paid a total of $39,050 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.


7.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.

                                                                NOVEMBER 30, 2004
                                                  ----------------------------------------------
                                                  IDENTIFIABLE                           NET
                                                     ASSETS          REVENUES           LOSS
                                                       $                $                 $

         Mineral operations (Mexico)                   510,239                -                -
         Corporate (Canada)                            272,873            6,838         (175,084)
                                                  ------------     ------------     ------------
                                                       783,112            6,838         (175,084)
                                                  ============     ============     ============


8.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the six months ended November 30, 2004 and 2003 as follows:

                                                  NOVEMBER 30,     NOVEMBER 30,
                                                      2004             2003
                                                        $                $
         Financing activities

         Issuance of common shares for
                finder's fees                                -           16,623
         Share issue costs                                   -          (16,623)
         Issuance of common shares on
                exercise of options                      4,271                -
         Contributed surplus                            (4,271)               -
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============

         Other supplementary cash flow information:

                                                  NOVEMBER 30,     NOVEMBER 30,
                                                      2004             2003
                                                        $                $

         Interest paid in cash                               -           46,581
                                                  ============     ============
         Income taxes paid in cash                           -                -
                                                  ============     ============

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


9.       SUBSEQUENT EVENT

         Subsequent to November 30, 2004, the Company agreed to conduct , subject to regulatory approval, a non- brokered private placement financing of up to 4,000,000 units at a price of $0.10 per unit, to raise up to $400,000. Each unit will consist of one common share and one-half share purchase warrant. Each full share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing at the exercise price of $0.15 per share in the first year and $0.20 per share in the second year. The funds will be used for general working capital purposes and to fund ongoing exploration activities.

                              HILTON RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 24, 2004 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the six months ended November 30, 2004 of Hilton Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. More recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States and in the research, development and marketing of proprietary software programs. In 2003, the Company reorganized its corporate structure and business objectives. The Company is currently a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral interests located in Mexico. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests. The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HPM" and on the Over the Counter Bulletin Board ("OTCBB") under the symbol "HPMPF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

El Nayar Project, Mexico

The Company has begun a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico. The Company has made new discoveries of silver-gold mineralization during road building operations. The new discoveries are to the north of the historical high grade La Castellana Mine site. The Company has retained Mr. Victor Jaramillo M.Sc.(A.), P.Geo as project manager. Mr. Jaramillo has over 20 years experience working as an exploration geologist in Latin America, Canada and the United States.

Field work will initially focus on the recently discovered silver-gold El Norte Vein system, and to verify reported areas with stockwork and breccia type mineralization. Exploration work will include detailed geological mapping along a road cut that appears to have exposed lateral extensions of the El Norte Vein System. Detailed geological mapping will also cover the nearby ground proximal and along the strike of El Norte Vein. Systematic trenching will be done as geological mapping progresses. The trenches will be dug, mapped and sampled across the strike of the El Norte Vein in order to define its continuity along strike and width. The area to be covered in this work program represents less than 10% of the total area (6,835 hectares) that remains to be explored. Favourable geological characteristics, colour anomalies, proximity to old producing mines and early prospecting, indicate this large area may host excellent geological potential for the discovery of precious metal mineralization.

This exploration program will take approximately two months to complete. All chip channel samples will be crushed at the GM LACME Preparation Laboratory in Guadalajara. The pulps will be sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analyses. All work will be conducted as defined under NI 43- 101, and all sample batches will include standards, blanks and duplicate samples on a routine basis. The results of this exploration program will assist in preparing for a second phase comprehensive drill program. The objective being to explore and discover high grade precious metal mineralization (particularly silver) with a good tonnage potential hosted in veins, stockwork zones and/or breccias that may be suited to bulk mining methods.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.



                             -----------------------   -------------------------------------------------   -----------------------
                                   FISCAL 2005                            FISCAL 2004                            FISCAL 2003
                             -----------------------   -------------------------------------------------   -----------------------
                              NOV. 30       AUG. 31      MAY 31       FEB. 29      NOV. 30      AUG. 31      MAY 31       FEB. 28
                                 $             $           $             $            $            $           $             $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS:

Revenues                              -            -            -            -            -            -            -            -
Net income (loss)              (150,954)     (25,630)      67,994     (345,252)    (146,258)    (158,879)  (1,029,460)    (268,147)
Basic and diluted
     income (loss) per share      (0.01)       (0.00)        0.01        (0.03)       (0.03)      (0.03)        (0.23)       (0.06)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)    235,799      390,778      550,932      647,522   (1,293,783)  (1,441,922)  (1,494,055)  (1,406,378)
Total assets                    783,112      860,506      872,928      860,895      636,002      323,023      411,006    1,393,384
Total long-term liabilities           -            -            -            -            -            -            -            -

                             -----------------------   -------------------------------------------------   -----------------------


RESULTS OF OPERATIONS

During the six months ended November 30, 2004 ("2004") the Company recorded a loss of $176,584 ($0.01 per share) compared to a loss of $305,137 ($0.06 per share) for the six months ended November 30, 2003 ("2003"). A portion of the increase in loss in 2004 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2004, the Company recorded a non-cash compensation expense of $66,200 relating to stock options granted. In 2003, there were no stock options granted.

Excluding the stock based compensation, general and administrative expenses of $100,413 were reported in 2004, a decrease of $37,789, from $138,202 in 2003. In general, costs decreased due mainly to the impact of reduced operations and abandonment of petroleum and proprietary software program activities in 2003. General and administrative costs in 2004 reflects the Company's current operating levels. Specific expenses of note during 2004 and 2003 are as follows:

    i) during 2004, the Company incurred accounting and administrative fees of $38,300 (2003 - $44,335) provided by a private company controlled by the current President of the Company;

    ii) during 2003, the Company incurred general and administrative costs of $33,185 for the proprietary software program activities, mainly in professional fees to arm's length parties. The Company abandoned this business segment in August 2003; and

    iii) effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $18,000 was paid in 2004.

During 2004, the Company sold marketable securities for $6,600, resulting in a gain of $5,880. The Company did not sell any marketable securities in 2003.

During 2003, the Company recorded interest expense on debentures of $183,870. The debentures matured and were retired in January 2004.

During 2004, the Company spent $13,230 relating to acquisition costs and $258,430 for exploration expenditures on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of November 30, 2004, the Company had a working capital of $235,799. The Company has budgeted $75,000 for the current field work and trenching work program to be conducted on the El Nayar Project. The Company anticipates that it will have sufficient funds to complete this phase and meet ongoing overhead expenditures. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties. In January 2005, the Company agreed to conduct a private placement financing of 4,000,000 shares for $400,000.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2004, the Company was charged $39,050 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. During the six months ended November 30, 2004, the Company paid $18,000 to Eland Jennings. The Company maintains a web site at www.hiltonresourcesltd.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at November 30, 2004, there were 18,567,355 issued and outstanding common shares. In addition there were 1,490,000 stock options outstanding and exercisable, at exercise prices ranging from $0.10 to $0.25 per share, and 5,740,000 warrants outstanding, with exercise prices ranging from $0.14 and $0.31 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, the CHIEF EXECUTIVE OFFICER OF HILTON RESOURCES LTD., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 26, 2005.


         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, DIRECTOR of HILTON RESOURCES LTD. and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 26, 2005.


         /s/ Nick DeMare
         -----------------
         Nick DeMare
         Director